# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SailPoint, Inc., CIK 0002030781
CUSIP: 78781J109
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 11120 Four Points Drive, Suite 100, Austin, Texas (TX), 78726
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001813487

## Reporting persons
- Thoma Bravo UGP, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 479,842,514; sole dispositive power 0; shared dispositive power 479,842,514; aggregate amount beneficially owned 479,842,514 (86.2% of the class)
- Thoma Bravo Executive Fund XIII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 531,953; sole dispositive power 0; shared dispositive power 531,953; aggregate amount beneficially owned 531,953 (0.1% of the class)
- Thoma Bravo Fund XIII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 28,061,154; sole dispositive power 0; shared dispositive power 28,061,154; aggregate amount beneficially owned 28,061,154 (5% of the class)
- Thoma Bravo Fund XIII-A, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 31,904,250; sole dispositive power 0; shared dispositive power 31,904,250; aggregate amount beneficially owned 31,904,250 (5.7% of the class)
- Thoma Bravo Executive Fund XV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 889,980; sole dispositive power 0; shared dispositive power 889,980; aggregate amount beneficially owned 889,980 (0.2% of the class)
- Thoma Bravo Fund XV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 92,324,736; sole dispositive power 0; shared dispositive power 92,324,736; aggregate amount beneficially owned 92,324,736 (16.6% of the class)
- Thoma Bravo Fund XV-A, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 162,453,149; sole dispositive power 0; shared dispositive power 162,453,149; aggregate amount beneficially owned 162,453,149 (29.2% of the class)
- Thoma Bravo Employee Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 34,286; sole dispositive power 0; shared dispositive power 34,286; aggregate amount beneficially owned 34,286 (0.01% of the class)
- Project Hotel California Co-Invest Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 152,088,871; sole dispositive power 0; shared dispositive power 152,088,871; aggregate amount beneficially owned 152,088,871 (27.3% of the class)
- Thoma Bravo Co-Invest Opportunities XV-1, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,103,391; sole dispositive power 0; shared dispositive power 2,103,391; aggregate amount beneficially owned 2,103,391 (0.4% of the class)
- Thoma Bravo Co-Invest Opportunities XV-3, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,117,008; sole dispositive power 0; shared dispositive power 1,117,008; aggregate amount beneficially owned 1,117,008 (0.2% of the class)
- Project Quail Opportunities, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 8,333,736; sole dispositive power 0; shared dispositive power 8,333,736; aggregate amount beneficially owned 8,333,736 (1.5% of the class)

## Item 1. Issuer
Name of issuer: SailPoint, Inc.
Address of issuer's principal executive offices: 11120 Four Points Drive, Suite 100, Austin, Texas 78726

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being jointly filed by the entities listed below, all of whom together are referred to herein as the "Reporting Persons":

i. Thoma Bravo UGP, LLC ("Thoma Bravo UGP")
ii. Thoma Bravo Executive Fund XIII, L.P. ("TB Exec Fund XIII")
iii. Thoma Bravo Fund XIII, L.P. ("TB Fund XIII")
iv. Thoma Bravo Fund XIII-A, L.P. ("TB Fund XIII-A")
v. Thoma Bravo Executive Fund XV, L.P. ("TB Exec Fund XV")
vi. Thoma Bravo Fund XV, L.P. ("TB Fund XV")
vii. Thoma Bravo Fund XV-A, L.P. ("TB Fund XV-A")
viii. Thoma Bravo Employee Fund, L.P. ("TB Employee Fund")
ix. Project Hotel California Co-Invest Fund, L.P. ("TB Co-Invest Fund")
x. Thoma Bravo Co-Invest Opportunities XV-1, L.P. ("TB Co-Invest XV-1 Fund")
xi. Thoma Bravo Co-Invest Opportunities XV-3, L.P. ("TB Co-Invest XV-3 Fund")
xii. Project Quail Opportunities, L.P. ("TB Quail Fund" and, together with TB Exec Fund XIII, TB Fund XIII, TB Fund XIII-A, TB Exec Fund XV, TB Fund XV, TB Fund XV-A, TB Employee Fund, TB Co-Invest Fund, TB Co-Invest XV-1 Fund and TB Co-Invest XV-3 Fund, the "Thoma Bravo Funds")
Address of principal business office or, if none, residence: 110 North Wacker Drive, 32nd Floor, Chicago, Illinois 60606
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to Item 9 on each cover page.

The Reporting Persons beneficially own, in the aggregate, 479,842,514 shares of common stock of SailPoint, Inc., which represents 86.2% of the outstanding shares of common stock (based upon 556,575,093 shares of common stock outstanding as of March 21, 2025, as reported in SailPoint, Inc.'s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 27, 2025).

Such 479,842,514 shares consist of: (i) 531,953 shares held directly by TB Exec Fund XIII; (ii) 28,061,154 shares held directly by TB Fund XIII; (iii) 31,904,250 shares held directly by TB Fund XIII-A; (iv) 889,980 shares held directly by TB Exec Fund XV; (v) 92,324,736 shares held directly by TB Fund XV; (vi) 162,453,149 shares held directly by TB Fund XV-A; (vii) 34,286 shares held directly by TB Employee Fund; (viii) 152,088,871 shares held directly by TB Co-Invest Fund; (ix) 2,103,391 shares held directly by TB Co-Invest XV-1 Fund; (x) 1,117,008 shares held directly by TB Co-Invest XV-3 Fund; and (xi) 8,333,736 shares held directly by TB Quail Fund. Thoma Bravo UGP is the ultimate general partner of the Thoma Bravo Funds and may be deemed to beneficially own the shares directly held by the Thoma Bravo Funds. Thoma Bravo UGP disclaims beneficial ownership of the shares directly held by the Thoma Bravo Funds except to the extent of its pecuniary interest therein.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A Joint Filing Agreement, dated as of May 14, 2025

## Signatures
- Thoma Bravo UGP, LLC: /s/ Seth Boro, Seth Boro/Managing Partner (05/14/2025)
- Thoma Bravo Executive Fund XIII, L.P.: /s/ Seth Boro, Thoma Bravo Partners XIII, L.P./General Partner (05/14/2025)
- Thoma Bravo Executive Fund XIII, L.P.: /s/ Seth Boro, Thoma Bravo UGP XIII, LLC/General Partner (05/14/2025)
- Thoma Bravo Executive Fund XIII, L.P.: /s/ Seth Boro, Thoma Bravo UGP, LLC/Managing Member (05/14/2025)
- Thoma Bravo Executive Fund XIII, L.P.: /s/ Seth Boro, Seth Boro/Managing Partner (05/14/2025)
- Thoma Bravo Fund XIII, L.P.: /s/ Seth Boro, Thoma Bravo Partners XIII, L.P./General Partner (05/14/2025)
- Thoma Bravo Fund XIII, L.P.: /s/ Seth Boro, Thoma Bravo UGP XIII, LLC/General Partner (05/14/2025)
- Thoma Bravo Fund XIII, L.P.: /s/ Seth Boro, Thoma Bravo UGP, LLC/Managing Member (05/14/2025)
- Thoma Bravo Fund XIII, L.P.: /s/ Seth Boro, Seth Boro/Managing Partner (05/14/2025)
- Thoma Bravo Fund XIII-A, L.P.: /s/ Seth Boro, Thoma Bravo Partners XIII, L.P./General Partner (05/14/2025)
- Thoma Bravo Fund XIII-A, L.P.: /s/ Seth Boro, Thoma Bravo UGP XIII, LLC/General Partner (05/14/2025)
- Thoma Bravo Fund XIII-A, L.P.: /s/ Seth Boro, Thoma Bravo UGP, LLC/Managing Member (05/14/2025)
- Thoma Bravo Fund XIII-A, L.P.: /s/ Seth Boro, Seth Boro/Managing Partner (05/14/2025)
- Thoma Bravo Executive Fund XV, L.P.: /s/ Seth Boro, Thoma Bravo Partners XIII, L.P./General Partner (05/14/2025)
- Thoma Bravo Executive Fund XV, L.P.: /s/ Seth Boro, Thoma Bravo UGP XIII, LLC/General Partner (05/14/2025)
- Thoma Bravo Executive Fund XV, L.P.: /s/ Seth Boro, Thoma Bravo UGP, LLC/Managing Member (05/14/2025)
- Thoma Bravo Executive Fund XV, L.P.: /s/ Seth Boro, Seth Boro/Managing Partner (05/14/2025)
- Thoma Bravo Fund XV, L.P.: /s/ Seth Boro, Thoma Bravo Partners XV, L.P./General Partner (05/14/2025)
- Thoma Bravo Fund XV, L.P.: /s/ Seth Boro, Thoma Bravo UGP XV, LLC/General Partner (05/14/2025)
- Thoma Bravo Fund XV, L.P.: /s/ Seth Boro, Thoma Bravo UGP, LLC/Managing Member (05/14/2025)
- Thoma Bravo Fund XV, L.P.: /s/ Seth Boro, Seth Boro/Managing Partner (05/14/2025)
- Thoma Bravo Fund XV-A, L.P.: /s/ Seth Boro, Thoma Bravo Partners XV, L.P./General Partner (05/14/2025)
- Thoma Bravo Fund XV-A, L.P.: /s/ Seth Boro, Thoma Bravo UGP XV, LLC/General Partner (05/14/2025)
- Thoma Bravo Fund XV-A, L.P.: /s/ Seth Boro, Thoma Bravo UGP, LLC/Managing Member (05/14/2025)
- Thoma Bravo Fund XV-A, L.P.: /s/ Seth Boro, Seth Boro/Managing Partner (05/14/2025)
- Thoma Bravo Employee Fund, L.P.: /s/ Seth Boro, Thoma Bravo Partners XV, L.P./General Partner (05/14/2025)
- Thoma Bravo Employee Fund, L.P.: /s/ Seth Boro, Thoma Bravo UGP XV, LLC/General Partner (05/14/2025)
- Thoma Bravo Employee Fund, L.P.: /s/ Seth Boro, Thoma Bravo UGP, LLC/Managing Member (05/14/2025)
- Thoma Bravo Employee Fund, L.P.: /s/ Seth Boro, Seth Boro/Managing Partner (05/14/2025)
- Project Hotel California Co-Invest Fund, L.P.: /s/ Seth Boro, Thoma Bravo Partners XV, L.P./General Partner (05/14/2025)
- Project Hotel California Co-Invest Fund, L.P.: /s/ Seth Boro, Thoma Bravo UGP XV, LLC/General Partner (05/14/2025)
- Project Hotel California Co-Invest Fund, L.P.: /s/ Seth Boro, Thoma Bravo UGP, LLC/Managing Member (05/14/2025)
- Project Hotel California Co-Invest Fund, L.P.: /s/ Seth Boro, Seth Boro/Managing Partner (05/14/2025)
- Thoma Bravo Co-Invest Opportunities XV-1, L.P.: /s/ Seth Boro, Thoma Bravo Partners XV-P, L.P./General Partner (05/14/2025)
- Thoma Bravo Co-Invest Opportunities XV-1, L.P.: /s/ Seth Boro, Thoma Bravo UGP XV, LLC/General Partner (05/14/2025)
- Thoma Bravo Co-Invest Opportunities XV-1, L.P.: /s/ Seth Boro, Thoma Bravo UGP, LLC/Managing Member (05/14/2025)
- Thoma Bravo Co-Invest Opportunities XV-1, L.P.: /s/ Seth Boro, Seth Boro/Managing Partner (05/14/2025)
- Thoma Bravo Co-Invest Opportunities XV-3, L.P.: /s/ Seth Boro, Thoma Bravo Partners XV-P, L.P./General Partner (05/14/2025)
- Thoma Bravo Co-Invest Opportunities XV-3, L.P.: /s/ Seth Boro, Thoma Bravo UGP XV, LLC/General Partner (05/14/2025)
- Thoma Bravo Co-Invest Opportunities XV-3, L.P.: /s/ Seth Boro, Thoma Bravo UGP, LLC/Managing Member (05/14/2025)
- Thoma Bravo Co-Invest Opportunities XV-3, L.P.: /s/ Seth Boro, Seth Boro/Managing Partner (05/14/2025)
- Project Quail Opportunities, L.P.: /s/ Seth Boro, Thoma Bravo Partners XV-P, L.P./General Partner (05/14/2025)
- Project Quail Opportunities, L.P.: /s/ Seth Boro, Thoma Bravo UGP XV, LLC/General Partner (05/14/2025)
- Project Quail Opportunities, L.P.: /s/ Seth Boro, Thoma Bravo UGP, LLC/Managing Member (05/14/2025)
- Project Quail Opportunities, L.P.: /s/ Seth Boro, Seth Boro/Managing Partner (05/14/2025)